Exhibit 99.1

PRESS RELEASE

AnPac Bio Receives NASDAQ Notification Regarding

Minimum Market Value of Publicly Held Shares Deficiency

PHILADELPHIA, January 24, 2022 (GLOBE NEWSWIRE) -- AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in the United States and China, announced today that it has received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC (“Nasdaq”) dated January 19, 2022 indicating that the Company is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(C) requires companies to maintain a minimum MVPHS of US$15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the 30 consecutive business days from December 3, 2021 to January 18, 2022, the Company no longer meets the MVPHS minimum requirement. This notification does not impact the listing and trading of the Company’s securities at this time.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days (or until July 18, 2022) to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at US$15 million or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVPHS requirement, and the MVPHS matter will be closed.

In the event the Company does not regain compliance with Rule 5450(b)(2)(C) prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer its securities to the Nasdaq Capital Market.

As previously announced, the Company also has a separate Nasdaq Global Market deficiency in the requirement that it maintain a minimum Market Value of Listed Securities (“MVLS”) of US$50 million. The Company has until March 23, 2022 to regain compliance with the MVLS requirement. Resolving the MVPHS deficiency will not automatically resolve the MVLS deficiency and vice versa. In addition, although the Company may be eligible for a further extension of up to 180 calendar days to return to compliance with continued listing requirements, such extensions are contingent on the absence of any other deficiencies. As with the MFPHS deficiency, the Company may consider applying to transfer its securities to Nasdaq Capital Market to address the MVLS deficiency.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor its market value between now and July 18, 2022.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 150 issued patents as of September 30, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 43,980 clinical samples as of September 30, 2021. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company's future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including "believes," "estimates," "anticipates," "expects," "plans," "projects," "intends," "potential," “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals and registration certificates from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company's most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.